新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LTD.

04010635

Your Ref: 82-1755
Our Ref: CSL/EL/WT/MKK/S20
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04 MAR 17 AM 7:21

12 March 2004

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

BY COURIER

Dear Sirs

Sponsored ADR Program

We enclose a copy of the published press announcement in respect of our Interim Dividend for the year ending 30 June 2004 in pursuance to Rule 12g 3-2(b) of the Securities Exchange Act of 1934, bringing your file on our company up to date.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Ernest Lai
Company Secretary

Enc

3/17

香港港灣道三十號新鴻基中心四十五樓
電話：二八二七 八一一一　圖文傳真：二八二七 二八六二
網頁：http://www.shkp.com.hk 電子郵件：shkp@shkp.com.hk

45/F., SUN HUNG KAI CENTRE, 30 HARBOUR ROAD, HONG KONG.
TEL: 2827 8111 FAX: 2827 2862
WEBSITE: http://www.shkp.com.hk E-MAIL: shkp@shkp.com.hk

IA179/3000/P/05-02/3A

Sun Hung Kai Properties Limited

2003 / 04 Interim Results

Chairman's Statement

I am pleased to present my interim report to the shareholders.

INTERIM RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31st December 2003 was HK$2,840 million, a decrease of 22 per cent compared with HK$3,663 million for the same period last year. The decline in earnings was due mainly to project timing, which resulted in fewer residential developments being completed during the period under review. Residential completions are expected to be much higher in the second half than the first half of the financial year. Earnings per share were HK$1.18, representing a 23 per cent decline compared with HK$1.53 for the corresponding period last year. Last year's figures for profit and earnings per share have been adjusted for deferred taxation.

DIVIDEND

The Directors have declared an interim dividend of HK$0.60 per share, the same as the dividend paid for the corresponding period last year. The dividend will be payable on 6th April 2004, to shareholders whose names appear on the Register of Members of the Company on 6th April 2004.

BUSINESS REVIEW

Property Sales

The Group sold and pre-sold HK$6,965 million worth of properties in attributable terms during the period under review, compared with HK$8,187 million for the same period in the previous year. Major contributors to property sales during the period included YOHO Town Phase 1 in Yuen Long, Park Central and Ocean Shores Phase 3 in Tseung Kwan O, and The Pacifica Phase 1 in Cheung Sha Wan. With improved market sentiment, the Group has recorded property sales of more than HK$3,800 million since the beginning of 2004.

Property sales turnover for the six months ended 31st December 2003, as recorded in the accounts, was HK$3,019 million, compared with HK$8,889 million in the corresponding period last year. Due to the timing of the issuance of occupation permits, the Group only completed two developments with an attributable gross floor area of 0.8 million square feet during the period under review:

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
Liberte	833 Lai Chi Kok Road Cheung Sha Wan	Residential / Shopping centre	35.44	562,000
Ocean Shores Phase 3B	88 O King Road Tseung Kwan O	Residential	49	284,000
Total				**846,000**

Over 95 per cent of the residential properties completed during the first half of the current financial year have been sold.

Land Bank

In February 2004, the Group bought 50 per cent of a residential development at KIL 11076 in Hunghom, with 793,000 square feet of attributable gross floor area, from a previous member of the development consortium. The Group also added a hotel site in Ting Kau to its land bank since last July, with a gross floor area of 310,000 square feet. The project will be held as a long-term investment.

The Group currently owns a land bank of 45.5 million square feet in Hong Kong, consisting of 20.5 million square feet of completed investment properties and 25 million square feet of properties under development. The Group also holds over 21 million square feet of agricultural land in terms of site area. Most of these sites are located along existing or future railway lines in the New Territories and the majority are at an advanced stage of land use conversion, mainly to residential use.

Property Development

The residential property market has made a significant recovery since July last year, due mainly to better confidence and an economic recovery amid the Central Government's positive measures and local government efforts. Continued buoyancy in equity prices also contributed to market momentum, particularly in the luxury property sector. The profile of homebuyers is now more diverse with the majority being genuine end-users, including more up-graders.

The resumption of land sales through the Application List system and comprehensive, market-driven housing and land policies should help strengthen homebuyers' confidence and sustain the current market recovery.

With the improving operating environment, the Group has taken steps to leverage its premium brand in the marketing and sales of new projects and enhance development profit margins further. In addition to reinforcing its corporate brand, the Group has implemented various initiatives to establish unique identities for individual projects.

The Group always monitors changing customer preferences closely, in relation to flat size, layout, design, finishes and quality. It will continue making a wide range of flat sizes available to homebuyers, and future developments will have a greater number of larger, high-end units.

The breakdown of property completions in the first half and expected completions in the second half of the financial year is as follows:

	Residential	**Shopping Centre**	**Total**
	Attributable gross floor area (million square feet)		
First Half Year			
For Sale	0.8	0	0.8
For Investment	0	**	**
Subtotal	0.8	**	0.8
Second Half Year			
For Sale	2.5	0	2.5
For Investment	0	0.1	0.1
Subtotal	2.5	0.1	2.6
Full Year Total	**3.3**	**0.1**	**3.4**

** *less than 0.1 million square feet*

Property Investment

Gross rental income for the period under review amounted to HK$2,489 million. Including its share in joint venture projects of HK$238 million, the Group's total gross rental income was HK$2,727 million, a slight three per cent decline from last year. Overall occupancy of the rental portfolio remained at about 92 per cent.

There has been an impressive recovery in retail sales as a result of the Individual Visit Scheme for Mainlanders and greater domestic consumer confidence. The Group's shopping centres, especially those in popular tourist districts and along the railway lines, have seen an upsurge in consumer spending. Tenants' business turnover is improving and higher rents for new leases and renewals should help the Group's overall rental income.

The Group always works to keep its shopping centres attractive and build long-term relationships with tenants. It will continue to organize mall promotions to attract traffic and business, as well as adjust tenant and trade mixes regularly to take advantage of opportunities arising from the influx of Mainland visitors. The Group will maintain its policy of constantly renovating its shopping centres.

Office leasing has shown signs of improvement, spurred by demand from companies upgrading their premises and others establishing a new presence in Hong Kong. Rents in grade-A office developments like IFC have increased from levels a year ago. The capital value of offices has also risen considerably as economic recovery and improved market sentiment attract more investment. New office supply in coming years will be limited, and more business opportunities as a result of the Closer Economic Partnership Agreement will ensure continuous demand for high-quality office space.

IFC is redefining Central and shifting the focus of the business district to the waterfront. The 88-storey Two IFC is Hong Kong's newest landmark and the most prestigious office address for elite companies. IFC Mall is the new nexus of leisure and entertainment in Central with a diverse mix of branded retailers, while abundant parking and extensive transport links provide unparallel accessibility and convenience to shoppers. Current commitments put IFC Mall at 80 per cent occupancy and office space in Two IFC at 70 per cent. The project's prime location and premium quality are expected to boost occupancy in the coming year.

Kowloon Station Development Packages 5, 6 & 7 will include residential, office, retail and hotel facilities in a future commercial and cultural centre of Hong Kong. The development above the Airport Expressway Kowloon Station will incorporate the latest technology and finest design, including an ultra-modern tower that will be a new landmark on the territory's skyline. The Victory Arch in Package 3 of the development will have one million square feet of residential accommodation, set to go on sale in the third quarter of this year.

The APM shopping mall in Millennium City Phase 5 will be the Group's retail flagship in East Kowloon, with 600,000 square feet of space to be completed in the second half of 2004. The mall will offer a brand new shopping and leisure experience. Phase 5 of Millennium City is the latest stage of East Kowloon's transformation into a prime commercial hub. It comprises about 700,000 square feet of offices developed for rental. The Group later sold part of the office units to a major local bank for its own use, while the remainder will be retained as a long-term investment.

The Group aims to maintain an optimal mix in its high-quality investment property portfolio. New landmark investment properties under development will further lift asset quality and potential growth in rents.

Telecommunications and Information Technology

SmarTone

SmarTone delivered a solid performance in the six months ended 31st December 2003 with a year-on-year five per cent increase in net profit to HK$235 million. The higher profit was mainly due to a recovery in roaming revenue, increased use of multimedia services and a continuing focus on enhancing operational effectiveness and efficiency.

SmarTone has made good progress in strengthening its brand and extending its leadership in service quality, laying a robust foundation for establishing a sustainable competitive advantage. Its 3G network is being rolled out and will be put into commercial service in the second half of 2004. With SmarTone's strong management team, sound business strategy and solid financial position, the Group is confident in its growth prospects and is committed to holding SmarTone as a long-term investment.

SUNeVision

SUNeVision remained profitable in the period under review. As the general economic environment improves, SUNeVision will continue to look for growth opportunities and work for better performance, striving to achieve full-year profitability. With approximately HK$1,200 million in cash and interest-bearing securities on hand, SUNeVision's financial position remains strong. The company intends to use its financial strength to seek investment opportunities that allow it to grow from its existing core operations.

Transportation and Infrastructure

Kowloon Motor Bus

Kowloon Motor Bus (KMB) saw a decline in both fare revenue and patronage for the first half of 2003, mainly due to the impact of SARS and the opening of the MTR's Tseung Kwan O extension. The company undertook several initiatives to mitigate the situation, such as introducing new routes and more air-conditioned buses, optimizing service frequency and staging more promotions.

KMB is committed to retaining its leading position as a provider of efficient, reliable and quality bus service, protecting the environment by using the latest technology. Its investments in bus and other transportation businesses on the Mainland are performing steadily. KMB will continue to look for growth opportunities in its core transportation business, in both Hong Kong and China. KMB's listed subsidiary, RoadShow, retains its leading position in onboard media sales in the territory and on the Mainland.

Other Infrastructure Business

The Wilson Group achieved satisfactory performance as a result of a recovery in the local economy, while Route 3 (Country Park Section) recorded stable traffic volume during the period.

The Airport Freight Forwarding Centre has already attained profitability, while the River Trade Terminal is operating smoothly and throughput is growing. Construction of the Group's two berths at Container Terminal 9 is proceeding and completion is approaching. The swap of berths is expected to take place in mid 2004.

All these infrastructure projects are in Hong Kong and are expected to generate steady cashflows and returns over the long term.

Hotels

The Group's three hotels performed well, achieving an average occupancy rate of about 90 per cent during the period. Tourism in Hong Kong has recovered sharply since the third quarter of 2003, due to the Individual Visit Scheme and a weaker US dollar. These factors, together with new tourist attractions to be completed in the coming years, should further boost incoming visitor numbers.

The Group's existing hotel operations and the six-star hotels under development above Hong Kong and Kowloon stations are well positioned to capitalize on future tourism prospects. The Four Seasons Hotel and Four Seasons Place at IFC will contain 1,000 guest rooms and luxury suites featuring comprehensive, personalized service. The facility will open for business in early 2005.

Mainland Business

With continued growth in the vibrant Mainland economy, the Group's businesses there performed satisfactorily during the period under review.

The Group's new project in Shanghai's Lujiazui finance and trade zone will be an integrated 4.5 million square-foot development, in terms of gross floor area, with top-quality office space, a hotel, serviced apartments and a shopping centre. The Group will take over the site by mid 2004.

Shanghai Central Plaza did well, achieving over 96 per cent occupancy, and the pre-sale of Arcadia Shanghai Phase 2 was encouraging with virtually all units sold. Renovations to Sun Dong An Plaza in Beijing are being planned, to capitalize on opportunities associated with the 2008 Olympic Games.

Corporate Finance

The Group consistently follows prudent financial management policies, maintaining high liquidity and low gearing. Solid cashflows from rental income and property sales put the Group's net debt to shareholders' funds ratio at 11.7 per cent as of 31st December 2003.

Moody's has upgraded the Group's credit rating to 'A2' with a positive outlook, the highest rating for a Hong Kong property company. This reflects both the recent recovery of the residential market and the Group's financial strength and conservative policies.

In March 2004, the Group closed a benchmarking deal for a HK$5,500 million dual-tranche, fully-revolving syndicated facility for tenors of five and seven years at competitive financing costs. The proceeds will be used to refinance short-term debts and for general working capital. The Group will continue to lengthen its debt maturity profile and procure adequate stand-by facilities through various funding sources.

The Group has substantial committed undrawn facilities on standby for future business expansion. All of its credit facilities are unsecured. It has not made any speculative arrangements on derivatives and its exposure to foreign exchange risk is minimal, as almost all of its financing is denominated in Hong Kong dollars. The Group will take advantage of low interest rates and ample liquidity in the market to seek opportunities for longer-term financing at competitive rates, as and when appropriate.

Customer Service, Human Resources and the Environment

Meeting market demand for quality homes with hygienic environments is a top priority for the Group. It is committed to offering the finest property designs and layouts, backed by first-class management service. The Group promotes environmental awareness among the residents of the properties it manages and incorporates eco-friendly features in new developments.

The Group is constantly setting new standards in property management and offering residents premium service to satisfy all their needs. Its member property management subsidiaries Hong Yip and Kai Shing have won numerous accolades for environmental initiatives and first-class service.

The SHKP Club facilitates two-way communication with the market and gives the Group a better understanding of customers' needs. The Club now has more than 180,000 members. It is always offering members new benefits and services, as well as diverse activities and property-related offers, to build customer loyalty.

The Group currently has about 20,000 employees. It believes that high-quality personnel are one of its greatest assets, so it makes upgrading staff skills and enhancing its strong management team a priority. The Group is also constantly looking for talented new staff and providing comprehensive training, to sustain its long-term competitiveness.

Corporate Governance

High standards of corporate governance in all aspects of business are an integral part of the Group's determination to maximize shareholder returns. This commitment includes maintaining effective accountability mechanisms through well-developed reporting systems and internal controls, as well as prompt disclosure of information to investors to ensure full transparency.

The Group's ongoing efforts and achievements in corporate governance have won widespread recognition and awards from noted international sources. In 2003, Euromoney magazine named the Group Hong Kong's Best Property Developer for corporate governance, and for the third year in a row, number one among Asia's Best Property Companies.

PROSPECTS

Better global economic prospects, China's continued economic buoyancy, a weaker US dollar and ample liquidity suggest that the Hong Kong economy will gain momentum in 2004. The Individual Visit Scheme and CEPA will continue to boost local economic growth.

Homebuyers should gain greater confidence as the job market improves and deflationary pressures gradually ease. The price of mass residential developments is still attractive and affordable, currently at 1992 levels and 60 per cent below the peak of 1997. These factors,

together with record low mortgage interest and the fact that it is more economical for people to buy than to rent, mean that demand for residential property should remain firm.

New supply of residential property is expected to decline in the coming years and increasing demand suggests that residential property prices should rise over the medium term. The Group will be responsive to these trends and aim to enhance development profit margins and returns to shareholders. It will make use of its financial strength and take advantage of current market conditions to replenish its residential land bank through various means. The Group is actively negotiating with the government on land premium for converting certain agricultural land to residential use.

The Group's rental portfolio is expected to show steady performance in the coming months with more up-side potential in retail rents. Recurrent income, generated primarily by the Group's rental portfolio, should improve over time as new investment properties come on stream. Efforts to create value and make the rental portfolio more attractive are also expected to show results. The Group will consider selling some non-core rental properties to enhance asset returns as and when appropriate.

Remarkable economic growth and a steady inflow of overseas capital mean that new business and investment opportunities will keep emerging on the Mainland. The Group will continue to take advantage of these opportunities by investing selectively in major cities such as Beijing, Shanghai, Guangzhou and Shenzhen.

The Group has been part of Hong Kong for over 30 years, and throughout that time it kept its faith in the territory. The recent economic downturn has made the last few years difficult for Hong Kong, but the Group always remains confident in the long-term future. With signs of an economic recovery, the Group is moving forward with renewed vigor, striving to lift the quality of its products and services to new heights for the people of Hong Kong.

The Group will continue to launch new residential projects for pre-sale. The major ones in the next nine months include BeneVille in Tuen Mun, Park Island Phase 3 on Ma Wan, 18 Farm Road in Ho Man Tin and The Victory Arch at Kowloon Station. Proceeds from these pre-sales and solid rental income will further enhance the Group's financial position.

Over 80 per cent of the residential units scheduled for completion in the current financial year have been pre-sold. The Group will complete more residential projects in the second half of the current financial year and expects to record a much higher contribution from property sales than in the first half. Barring unforeseen circumstances, the Group's results for the year will be satisfactory.

Finally, I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to all the staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

11th March 2004

Consolidated Profit and Loss Account
For the six months ended 31st December 2003

(Expressed in millions of Hong Kong dollars)

		(Unaudited) Six months ended 31st December	
	Note	**2003**	2002 (Restated)
Turnover	2(a)	**8,703**	13,574
Cost of sales and operating expenses		**(5,076)**	(9,205)
Gross profit		**3,627**	4,369
Other revenue		**379**	53
Selling and marketing expenses		**(328)**	(352)
Administrative expenses		**(516)**	(448)
Profit from operations	2(a)	**3,162**	3,622
Finance cost		**(106)**	(189)
Finance income		**24**	64
Net finance cost	3	**(82)**	(125)
Profit on disposal of long-term investments	4	**39**	321
Share of profits less losses of associates		**153**	380
Share of profits less losses of jointly controlled entities		**203**	92
	2(b)	**356**	472
Profit before taxation	5	**3,475**	4,290
Taxation	6	**(491)**	(633)
Profit after taxation		**2,984**	3,657
Minority interests		**(144)**	6
Profit attributable to shareholders		**2,840**	3,663
Proposed interim dividend		**1,441**	1,441

(Expressed in Hong Kong dollars)

Earnings per share	7	**$1.18**	$1.53
Dividend per share		**$0.60**	$0.60

Notes to Consolidated Profit and Loss Account

(Expressed in millions of Hong Kong dollars)

1. Basis of Preparation

The condensed interim financial statements have been prepared in accordance with the Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants and the disclosure requirements set out in Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30th June 2003, except for the change in accounting policy as described below.

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallize in the foreseeable future. Deferred tax assets were not recognized unless their realization was assured beyond reasonable doubt.

With effect from 1st July 2003, the Group has adopted the revised SSAP 12 "Income Taxes" to account for deferred tax. In accordance with the revised SSAP 12, deferred tax liabilities are provided in full, using the liability method, on all temporary differences between the carrying amount of assets and liabilities in the balance sheet and their tax bases used in the computation of taxable profits, while deferred tax assets are recognized to the extent that it is probable that the future taxable profits will be available against which the deductible temporary differences and unused tax losses can be utilized. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively and the comparative figures have been restated accordingly. In adjusting prior year figures, the opening retained profits and property revaluation reserves as at 1st July 2003 have been reduced by HK$1,002 million and HK$68 million (2002: HK$788 million and HK$56 million) respectively which represented the unprovided net deferred tax liabilities for subsidiaries, jointly controlled and associated companies. In addition, this change in accounting policy has resulted in a decrease of HK$87 million and HK$77 million in the Group's profit attributable to shareholders for the six months ended 31st December 2003 and 31st December 2002 respectively. The effect of this change in accounting policy on the various other balance sheet items as at 30th June 2003 is set out in Note 6.

The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

2. Segment Results

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance cost by business segments are analysed as follows:

	Turnover Six months ended 31st December		Profit from Operations before Finance Cost Six months ended 31st December	
	2003	2002	**2003**	2002
Property				
Property sales	**3,019**	8,889	**534**	1,477
Rental income	**2,489**	2,601	**1,852**	1,959
	5,508	11,490	**2,386**	3,436
Hotel operation	**301**	302	**115**	111
Telecommunications	**1,549**	-	**243**	-
Other businesses	**1,345**	1,782	**288**	270
	8,703	13,574	**3,032**	3,817
Other revenue			**379**	53
Unallocated administrative expenses			**(249)**	(248)
Profit from operations			**3,162**	3,622

Telecommunications represent revenue and profits derived from the provision of mobile telecommunications and related services by SmarTone Telecommunications Holdings Limited which became the Group's subsidiary in January 2003 and the result before then was included in the Group's share of profits of associates.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure and enabling services.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

2. Segment Results (cont'd)

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits less Losses before Taxation Six months ended 31st December	
	2003	2002
Property		
Property sales	**51**	8
Rental income	**123**	146
	174	154
Telecommunications	**-**	69
Other businesses	**276**	385
Profit from operations	**450**	608
Finance cost	**(94)**	(136)
Profit before taxation	**356**	472

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit Six months ended 31st December	
	2003	2002
Property		
Property sales	**585**	1,485
Rental income	**1,975**	2,105
	2,560	3,590
Hotel operation	**115**	111
Telecommunications	**243**	69
Other businesses	**564**	655
Other revenue	**379**	53
Unallocated administrative expenses	**(249)**	(248)
Net finance cost - Group	**(82)**	(125)
- Associates and jointly controlled entities	**(94)**	(136)
Profit on disposal of long-term investments	**39**	321
Profit before taxation	**3,475**	4,290

3. Net Finance Cost

	Six months ended 31st December	
	2003	2002
Interest expenses on		
Bank loans and overdrafts	**117**	221
Other loans wholly repayable within five years	**37**	62
Other loans not wholly repayable within five years	**17**	29
	171	312
Less : Portion capitalized	**(65)**	(123)
	106	189
Interest income on bank deposits	**(24)**	(64)
	82	125

4. Profit On Disposal Of Long-term Investments

	Six months ended 31st December	
	2003	2002
Profit on disposal of interests in jointly controlled entities	**-**	303
Profit on disposal of long-term investments	**39**	18
	39	321

5. Profit Before Taxation

	Six months ended 31st December	
	2003	2002
Profit before taxation is arrived at after charging / (crediting):		
Cost of properties sold	**2,348**	6,974
Depreciation	**303**	117
Dividend income from listed and unlisted investments	**(34)**	(4)
Interest income from listed and unlisted debt securities	**(192)**	(108)
Net realized and unrealized holding gains / losses on marketable securities	**(92)**	47

6. Taxation

	Six months ended 31st December	
	2003	2002
Company and subsidiaries		
Hong Kong profits tax	**327**	512
Deferred taxation	**86**	58
	413	570
Share of taxation		
Associates	**43**	41
Jointly controlled entities	**35**	22
	491	633

Hong Kong profits tax is provided at the rate of 17.5 per cent (2002: 17.5 per cent) based on the estimated assessable profits for the period.

The change in accounting policy in accordance with revised SSAP 12 "Income Taxes" has been applied retrospectively and the comparatives have been restated. The adjustments to the balance sheet at 30th June 2003 are as follows:

Decrease in associates	(194)
Decrease in jointly controlled entities	(9)
Increase in deferred tax liabilities	(914)
Decrease in minority interests	47
Decrease in reserves	(1,070)

7. Earnings Per Share

The calculation of earnings per share is based on HK$2,840 million (2002: HK$3,663 million) being profit attributable to shareholders and on 2,401 million shares (2002: 2,401 million shares) in issue during the period.

No diluted earnings per share is presented for the six months ended 31st December 2003 and 2002 as the exercises of all the share options outstanding during the periods have no dilutive effect on the earnings per share.

FINANCIAL REVIEW

Financial Resources and Liquidity

(a) The Group's financial position remains strong with a low debt leverage and high interest cover. For the period under review, profit from operations covered 21.5 times the net interest expenses including those capitalized compared to 14.6 times for the same period last year. Based on shareholders' funds of HK$121,106 million and net debt of HK$14,198 million at 31st December 2003, gearing ratio was 11.7% compared to 11% at 30th June 2003.

(b) The Group's gross borrowings totalled HK$22,096 million, all of which are unsecured, with a maturity profile set out as below :

	31st December 2003 *HK$ Million*	30th June 2003 *HK$ Million*
Repayable :		
Within one year	**1,878**	934
After one year but within two years	**3,620**	1,745
After two years but within five years	**6,864**	6,914
After five years	**9,734**	12,534
Gross borrowings	**22,096**	22,127
Cash and bank deposits	**7,898**	8,891
Net debt	**14,198**	13,236

(c) The group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars.

(d) The majority of Group's borrowings are subject to floating interest rates. The Group has always closely monitored this exposure and when appropriate, will apply interest swaps to hedge the risk.

(e) As at 31st December 2003, the Group had outstanding interest rate swaps (to swap into floating rate debt) in the aggregate amount of HK$2,750 million and currency swaps (to hedge principal repayment of USD debt) in the amount of HK$234 million.

Charge of assets

As at 31st December 2003, certain bank deposits of the Group's subsidiary, SmarTone Telecommunications Holdings Limited, with aggregate amount of HK$335 million were pledged for securing performance bonds related to 3G licence and some other guarantees issued by banks.

Contingent liabilities

As at 31st December 2003, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$3,804 million (30th June 2003 : HK$4,021 million).

Employees

As of 31st December 2003, the Group had about 20,000 employees. The Group provides competitive remuneration packages to employees relative to individual qualifications and to the sector in which it operates. Incentive schemes such as discretionary bonuses and other merit payments reward employees based on performance. The Group provides a comprehensive benefit package and career development opportunities, including retirement schemes, medical benefits, and both in-house and external training programmes for all staff.

Interim Dividend

The Directors declared an interim dividend of HK$0.60 per share (2002: HK$0.60 per share) payable in cash on 6th April 2004 to shareholders on the Register of Members as at 6th April 2004.

Closing of Register of Members

The Register of Members will be closed from Friday, 26th March 2004 to Tuesday, 6th April 2004, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Share Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Thursday, 25th March 2004.

Interim Report

The interim report containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the Exchange's website. Printed copies will be sent to shareholders before the end of March 2004.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary

Hong Kong, 11th March, 2004